Mail Stop 3561

January 23, 2009

Via U.S. Mail and Facsimile

Dana A. Marshall
Chief Executive Officer
Applied Energetics, Inc.
3590 East Columbia Street
Tucson, Arizona 85714

RE: Applied Energetics, Inc.
        Form 10-K for the fiscal year ended December 31, 2007
        Form 10-Q for the quarterly period ended September 30, 2008
        File No. 001-14015

Dear Mr. Marshall:

We have reviewed your response letter dated December 29, 2008 and have the
following comment. Where indicated, we think you should revise your document in
response to this comment and comply with the remaining part of the comment in all
future filings. If you disagree, we will consider your explanation as to why our comment
is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In our comment, we may ask you to provide us with information so we may
better understand your disclosure. After reviewing this information, we may raise
additional comments.

We look forward to working with you in these respects. We welcome any
questions you may have about our comment or any other aspect of our review. Feel free
to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarterly period ended September 30, 2008

Note 13. Subsequent Events

1. We note your response to our prior comment 1 but continue to have concern that
    your planned accounting treatment for the exchange of Series A Convertible
    Preferred shares into the Company's common shares may not appropriate.

    In this regard, we note from your response that the planned business purpose of
    the exchange transaction was to significantly reduce the Company's quarterly
    preferred dividend expense. We also note from your response, that the
    conversion of Series A Preferred shares into common shares by certain
    shareholders in November of 2008, resulted primarily from discussions initiated
    by the Company in October 2008 with preferred shareholders with the largest
    positions in the Company's Series A preferred stock and that other conversions
    which occurred resulted largely from other preferred shareholders learning of
    these shareholders planned conversions. We further note from your response that
    at the time the Company negotiated these revised conversion terms, the Company
    did not set a time period by which the agreements had to be executed to complete
    the exchange transactions and the exchange offer was neither fixed for a limited
    period of time nor open for an unlimited period of time. We additionally note
    that based on the copies of the exchange agreements provided in connection with
    your response, that all exchange agreements with the Series A Preferred
    shareholders were executed shortly after the negotiations were conducted with
    the Series A Preferred shareholders in October of 2008 as they are all dated
    during the period ranging from November 3, 2008 through November 10, 2008.

    Since all of the exchange transactions were executed within a very short period of
    time after the negotiations were conducted with the Series A Preferred
    shareholders in October of 2008, it would appear that the exchange offer was
    open for and completed within a very limited period. Also, we note from your
    response that "the offer was neither fixed for a limited period of time nor open for
    an unlimited period of time", which would appear to indicate that your intent was
    restrictive in keeping this preferred stock exchange offer open for only a finite or
    limited period of time. In addition, we note that the revised conversion terms of
    the Series A Preferred shares appear to be significantly more favorable that the
    original conversion terms of the Series A Preferred shares indicating that changed
    conversion terms were negotiated in order to induce the Series A Preferred
    shareholders to convert their preferred shares into common shares. Furthermore,
    your planned business purpose in reducing the quarterly dividend requirements is
    a factor in inducing conversion of this security.

    Given the above factors, it appears that your proposed accounting treatment of
    recording a gain or benefit on the redemption of the Series A Preferred shares and

a corresponding benefit to arrive at net income (loss) available to common shareholders may be inconsistent with the nature of the exchange transaction. Based on the above, we continue to believe that this transaction may be more appropriately accounted for as an induced conversion of the preferred shares, which should be accounted for pursuant to the guidance in SFAS No. 84. In this regard, we suggest you carefully consider our concerns in assessing your accounting treatment for the preferred stock exchange transactions. Please note that we do not believe that because the exchange transactions were individually negotiated transactions with the Series A Preferred shareholders, as noted in your response, provides a basis or rationale for not accounting for the exchange transactions in accordance with the guidance in SFAS No. 84. Please revise or advise accordingly.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.

You may contact Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Kenneth M. Wallace, Chief Financial Officer
(520) 622-3835